Registration Statement Nos. 333-222672 and 333-222672-01; Rule 433

J.P. Morgan Exchange Traded Notes

Featured ETNs

JPMorgan Alerian MLP Index ETN

The Alerian MLP Index ETNs provide investors convenient access to MLPs (Master Limited Partnerships), an emerging asset class through a convenient investment vehicle.

Alerian MLP Index Exchange Traded Notes ("ETNs") provide investors exposure to midstream energy MLPs. The ETNs are listed on the NYSE Arca under the ticker "AMJ" and pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees of 0.85% per annum accrued daily and, if applicable, the repurchase fee. The ETNs are senior, unsecured obligations of JPMorgan Chase & Co. The ETNs are subject to a maximum issuance limitation of 129,000,000 ETNs, which may cause the ETNs to trade at a premium relative to the indicative note value. Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. All of the notes that have been authorized for issuance have already been issued.

J.P. Morgan Cushing 30 MLP Index

The Cushing 30 MLP Index Exchange Traded Notes offer investors exposure to the performance of the Cushing 30 MLP Index, with the possibility of variable coupon payments less accrued fees.

The Cushing 30 MLP Index Exchange Traded Notes ('ETNs') offer investors exposure to the performance of 30 U.S.-based companies that are engaged in, or that hold an entity engaged in, the midstream activities of transportation, storage, processing or production of energy commodities. The ETNs pay a variable, quarterly coupon that is based on the cash distributions of the components of the Cushing 30 MLP Index, less accrued investor fees, and track the performance of the underlying index. The investor fee accrues on a daily basis at a rate of (0.95%) per annum. The ETN coupons are reported as ordinary income on Form 1099 and can be traded on the NYSE Arca under the ticker PPLN. The ETNs offer a weekly investor repurchase provision2 and are callable on or after December 15, 2017 by the Issuer. The ETNs are senior, unsecured obligations of JPMorgan Chase Financial Company LLC (the 'Issuer') and fully and unconditionally guaranteed by JPMorgan Chase & Co.

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Disclaimer

An investment in the securities described on this website (the "ETNs") involves significant risks. The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. This brief statement does not disclosure all of the risks related to the ETNs, and you should understand the terms of any ETNs, the relevant risks and any legal, tax and accounting considerations prior to investing. For further information regarding risks, please see the additional information included on this website, the section entitled "Selected Risk Considerations" in the applicable pricing supplement and the section entitled "Risk Factors" in the applicable product supplement.

SEC Legend: JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to any offerings to which these materials relate that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and any offering to which these materials relate. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in the any offerings to which these materials relate will arrange to send you the prospectus and prospectus supplement, as well as any product supplement and pricing supplement, if you so request by calling toll-free 866-535-9248.

To the extent there are any inconsistencies between this website and the relevant pricing supplement, including any hyperlinked information, the relevant pricing supplement, including any hyperlinked information, shall supersede this website.

ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply. Sales in the secondary market may result in significant losses. There are restrictions on the minimum number of ETNs you may require us to repurchase directly as specified in the relevant pricing supplement. There are tax consequences in the event of sale, redemption or maturity of the ETNs.

Buying and selling ETNs may result in brokerage commissions. If you wish to purchase ETNs, you must contact your broker.

Investments in financial instruments such as ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. We and/or our affiliated companies may make a market or deal as principal in the ETNs or in options, futures, or other derivatives based thereon.

Neither the SEC nor any state securities commission has approved or disapproved of the ETNs or passed upon the adequacy of any offering documents on the ETN Website. Any representation to the contrary is a criminal offense.

IRS Circular 230 Disclosure: We and our affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with the Issuer of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

This material is not a product of JPMorgan Research Departments.

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